SUBLICENSE AGREEMENT

This Sublicense Agreement (the Agreement) is made as of May 6, 2024, by and between Columbia Management Investment Advisers, LLC (Columbia), a Minnesota limited liability company and Columbia ETF Trust II (the Trust), a statutory trust established under the laws of the State of Delaware.

RECITALS

WHEREAS, pursuant to that certain Index License Agreement dated May 6, 2024 (as amended from time to time, the License Agreement) between Solactive AG (the Index Provider) and Columbia, Columbia obtained a license to use certain securities indexes owned by the Index Provider (the Index Provider Indexes), along with associated Index Provider marks (the Index Provider Marks); and

WHEREAS, Columbia has the right pursuant to the License Agreement and/or any related Order Schedules thereto to sublicense its rights thereunder to the Fund(s) noted in Exhibit A to this Agreement; and

WHEREAS, the Trust wishes to use the Index Provider Indexes and the Index Provider Marks in connection with a series of exchange traded funds (each, an ETF), each seeking to track the performance of an Index Provider Index, and to use the Index Provider Marks in connection with the identification and marketing of the ETFs and in connection with making disclosures about the ETFs under applicable laws, rules and regulations; and

WHEREAS, Columbia wishes to grant a sublicense to the Trust for the use of the Index Provider Indexes and Index Provider Marks;

NOW THEREFORE, the parties agree as follows:

1. Grant of Sublicense. Subject to the terms and conditions of this Agreement, Columbia hereby grants to the Trust sublicenses to use the Index Provider Indexes (and associated data and information) and the Index Provider Marks listed on Exhibit A in the manner set forth in, and subject to the terms of, the License Agreement, which Columbia shall be responsible for.

2. Performance of Obligations Under the License. The Trust will be responsible for performing all of Columbia’s executory obligations under the License Agreement, as such obligations relate to use of the Index Provider Indexes and the Index Provider Marks in connection with the formation and operation of the Funds.

3. Fees. The Trust shall have no obligation to pay the license fees set forth in the License Agreement to the Index Provider under this Agreement.

4. Termination. This Agreement shall terminate if (a) the License Agreement terminates, or (b) Columbia or an affiliate of Columbia ceases to exercise investment discretion over the Trust or any ETF in its capacity as manager, investment adviser, trustee, or other comparable capacity. Columbia shall notify the Trust as soon as reasonably practicable of the occurrence of an event described in (a) above. Upon termination of this Agreement, the Trust’s right to use the Index Provider Indexes and the Index Provider Marks shall terminate immediately.

5. Indemnification. The Trust shall indemnify and hold harmless Columbia, its officers, employees, agents, successors, and assigns against all judgments, damages, costs or losses of any kind (including reasonable attorneys’ and experts’ fees) resulting from any claim, action or proceeding (collectively, claims) that arises out of or relates to (a) any breach of this Agreement by the Trust or (b) the Trust’s use of the Index Provider Indexes (listed on Exhibit A) and corresponding Index Provider Marks and Index Provider information and data including, but not limited to, errors in the calculation of any Index Provider Index, or delays in the dissemination of any Index Provider Index, except to the extent such claims result from the negligence or willful misconduct of Columbia or its affiliates. The provisions of this section shall survive termination of this Agreement.

6. Assignment. The Trust will not make, or purport to make, any assignment or other transfer of this Agreement. Columbia may assign its rights and obligations under this Agreement effective upon the giving of written notice to the Trust.

7. Amendment. Except that Columbia and the Trust may add one or more additional Index Provider Indexes and Index Provider Marks to Exhibit A to this Agreement, no other provision of this Agreement may be waived, altered, or amended except by written agreement of the parties.

8. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

9. Construction. Headings used in this Agreement are for convenience only, and shall not affect the construction or interpretation of any of its provisions. Each of the provisions of this Agreement is severable, and the invalidity or inapplicability of one or more provisions, in whole or in part, shall not affect any other provision. To the extent not preempted by federal law, this Agreement shall) be construed and interpreted under the laws of the Commonwealth of Massachusetts.

10. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute only one instrument.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed as of the date first above written, with intent to be bound hereby.

Columbia Management Investment Advisers, LLC	Columbia ETF Trust II

By: /s/ Michael G. Clarke	By: /s/ Daniel J. Beckman
Name: Michael G. Clarke	Name: Daniel J. Beckman
Title: Senior Vice President and North America Head of Operations & Investor Services	Title: President

Exhibit A

List of Index Provider Indexes and ETF/Funds

ETF/Fund	Index
Columbia Research Enhanced Emerging Economies ETF	Beta Advantage Research Enhanced Solactive Emerging Economies Index